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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Tompkins County Trustco, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   890108103
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /   /.  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         RHP Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 15-0554498

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      /   /
(b)      / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware (U.S.A.)

5.       SOLE VOTING POWER

         244,371 shares

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         244,371 shares

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         RHP Incorporated: 244,371 shares
         Park Foundation, Inc.: 21,171 shares
         Dorothy D. Park: 0 Shares
         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*  / X /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         RHP Incorporated: 6.9%
         Park Foundation, Inc.: <1%

12.      TYPE OF REPORTING PERSON*

         CO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Park Foundation, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 16-6071043

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      /   /
(b)      / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina (U.S.A.)

5.       SOLE VOTING POWER

         21,171 shares

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         21,171 shares

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         RHP Incorporated: 244,371 shares
         Park Foundation, Inc.: 21,171 shares
         Dorothy D. Park: 0 shares
         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   / X /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         RHP Incorporated: 6.9%
         Park Foundation, Inc.: <1%

12.      TYPE OF REPORTING PERSON*

         CO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Dorothy D. Park

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      /   /
(b)      / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

5.       SOLE VOTING POWER

         N/A

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         N/A

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         RHP Incorporated: 244,371 shares
         Park Foundation, Inc.: 21,171 shares
         Dorothy D. Park: 0 shares
         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   / X /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         RHP Incorporated: 6.9%
         Park Foundation, Inc.: <1%

12.      TYPE OF REPORTING PERSON*
         OO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 16-6401124

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      /   /
(b)      / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

5.       SOLE VOTING POWER

         N/A

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         N/A

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         RHP Incorporated: 244,371 shares
         Park Foundation, Inc.: 21,171 shares
         Dorothy D. Park: 0 shares
         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   / X /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         RHP Incorporated: 6.9%
         Park Foundation, Inc.: <1%

12.      TYPE OF REPORTING PERSON*
         OO

Item 1.  Security and Issuer

(a)      Name of the Issuer:  Tompkins County Trustco, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         The Commons
         P.O. Box 460
         Ithaca, N.Y.  14851

Item 2.  Identity and Background

(a)      Name of Person Filing:

         RHP Incorporated

         Park Foundation, Inc.

         Dorothy D. Park

         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

(b)      Address of Principal Business Office or, if none, Residence:

         RHP Incorporated
         Park Foundation, Inc.
         P.O. Box 550
         Ithaca, New York 14850

         Dorothy D. Park
         Dorothy D. Park, Personal Representative
           of the Estate of Roy H. Park
         205 Devon Rd.
         Ithaca, New York 14851

(c)      Citizenship:

         RHP Incorporated is a Delaware corporation

         Park Foundation, Inc. is a North Carolina non-profit corporation

         Dorothy D. Park: U.S.A.

(d)      Title of Class of Securities:

         Common Stock

(e)      CUSIP Number:

         890108103

Item 3.  N/A
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Item 4.  Ownership

(a)      Amount Beneficially Owned

         RHP Incorporated: 244,371 shares
         Park Foundation, Inc.: 21,171 shares
         Dorothy D. Park: 0 shares
         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

(b)      Percent of Class

         RHP Incorporated: 6.9%
         Park Foundation, Inc.: <1%

(c)      Number of shares as to which such person has:

         (i)     sole power to vote or direct the vote:

                 RHP Incorporated: 244,371 shares
                 Park Foundation, Inc.: 21,171 shares
                 Dorothy D. Park: 0 shares
                 Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

         (ii)    shared power to vote or direct the vote:

                 N/A

        (iii)    sole power to dispose or to direct the disposition:

                 RHP Incorporated: 244,371 shares
                 Park Foundation, Inc.: 21,171 shares
                 Dorothy D. Park: 0 shares
                 Dorothy D. Park, Personal Representative of the Estate of Roy H. Park: 0 shares

         (iv)    shared power to dispose or direct the disposition:

                 N/A

Item 5.          Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following: x
                                      ---

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 On September 23, 1996, the issuer announced that it had agreed to repurchase, in a privately negotiated transaction, 244,371 shares of its common stock, $.10 par value, from RHP Incorporated, subject to the closing of the sale of capital stock of RHP Incorporated to an unrelated third party. On September 20, 1996, Dorothy D. Park, the Estate of Roy H. Park (the "Estate"), and a trust for the benefit of Mrs. Park created under Mr. Park's will (of which Mrs. Park is a co-trustee) entered into an agreement to sell all of the issued and outstanding shares of RHP Incorporated to BT Investment Partners, Inc. That transaction is scheduled to close on October 15, 1996 (the "Closing").

                 Upon occurrence of the Closing, the parties filing this amended Schedule 13G will no longer constitute a "group" for purposes of Section 13. Although RHP Incorporated will continue to own 244,371 shares of the issuer's outstanding common stock after the Closing and until such time, if any, as those shares are sold to the issuer or otherwise disposed of, Park Foundation, Inc. and Dorothy D. Park, personally and as Personal Representative of the Estate, will have no further reporting obligations with respect to shares of the issuer's common stock held by RHP Incorporated after the Closing.


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Item 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on By the Parent Holding Company

                 N/A

Item 8.          Identification and Classification of Members of the Group

                 Previously, RHP Incorporated, Park Foundation, Inc. and Dorothy D. Park, personally and as Personal Representative of the Estate, filed as a "group" under Rule 13d-1(c). As discussed above, that group will dissolve upon occurrence of the Closing of the sale of all outstanding shares of RHP Incorporated to an unaffiliated third party.

Item 9.          Notice of Dissolution of Group

                 As discussed above, it is anticipated that all outstanding shares of RHP Incorporated will be sold to an unaffiliated third party on October 15, 1996. Upon occurrence of the Closing, RHP Incorporated, Park Foundation, Inc. and Dorothy
                 D. Park, personally and as Personal Representative of the Estate, will no longer constitute a "group" for purposes of
                 Section 13 of the Securities Exchange Act of 1934, as amended. While RHP Incorporated will continue to own 244,371 shares of the issuer's outstanding common stock after the Closing and until such time, if any, as those shares are sold to the issuer or otherwise disposed of, the parties filing this amended Schedule 13G will have no further reporting obligations with respect to shares of the issuer's common stock held by RHP Incorporated after the Closing.

Item 10.         Certification

                 N/A
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 10/11/96                    RHP INCORPORATED

                                  /s/ Dorothy D. Park
                                  ---------------------
                                  By: Dorothy D. Park
                                  Title: President


Date: 10/11/96                    PARK FOUNDATION, INC.

                                  /s/ Dorothy D. Park
                                  -------------------
                                  By: Dorothy D. Park
                                  Title: President


Date: 10/11/96                    DOROTHY D. PARK

                                  /s/ Dorothy D. Park
                                  -------------------


Date: 10/11/96                    DOROTHY D. PARK, PERSONAL REPRESENTATIVE OF
                                  THE ESTATE OF ROY H. PARK

                                  /s/ Dorothy D. Park
                                  -------------------
                                  By: Dorothy D. Park
                                  Title: Personal Representative




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)